Exhibit 12

GXS Corporation
Ratio of earnings to combined fixed charges

	Years Ended December 31,
	1999	2000	2001	2002	2003
Earnings
Net income	$54,730	$67,819	$68,594	$(39,457)	$(303,277)
Income tax expense	30,868	42,793	49,278	9,858	259,590
Interest expense	1,597	12,007	5,334	12,200	47,409
Capitalization of interest expense	—	—	—	—	1,000
Amortization of debt discount	—	—	—	—	770
Amortization of debt issue costs	—	—	—	2,326	2,788
Write-off of deferred financing costs					5,548
Portion of rent expense considered to represent interest (a)	26,897	18,279	13,032	11,856	12,389
Proportionate share of losses in investee companies and investment write-downs	7,906	18,759	23,417	4,668	679
Minority interest	(358)	(699)	(440)	(545)	(507)

Total earnings	$121,640	$158,958	$159,215	$906	$26,389

Fixed Charges
Interest expense	$1,597	$12,007	$5,334	$12,200	$47,409
Capitalization of interest expense	—	—	—	—	$1,000
Amortization of debt issue costs	—	—	—	2,326	2,788
Amortization of debt discount	—	—	—	—	770
Write-off of deferred financing costs	—	—	—	—	5,548
Portion of rent expense considered to	—	—	—	—	—
represent interest (a)	26,897	18,279	13,032	11,856	12,389

Total fixed charges	$28,494	$30,286	$18,366	$26,382	$69,904

Ratio	4.27	5.25	8.67	(b )	(b )

(a)	The Company considers one-third of rent expense to represent interest expense.

(b)	Earnings were insufficient to cover fixed charges for the years ended December 31, 2002 and 2003 by $25.5 million and $43.5 million, respectively.